Exhibit 1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – MARCH 4, 2003

Baytex Energy Ltd. (TSX-BTE) of Calgary, Alberta is pleased to announce that it has reached an agreement to sell certain of its oil and gas assets in the Ferrier area of central Alberta for cash consideration of $133.3 million.  This transaction is expected to close at the end of March, 2003 and is subject to certain conditions that are customary to this type of transaction.

The properties disposed of by Baytex have aggregate average production of 12.6 million cubic feet per day of natural gas and 794 barrels per day of associated natural gas liquids (2,894 boe/d) during the fourth quarter of 2002.  Through a successful winter drilling program, production capacity from these properties has been increased to approximately 3,300 boe/d. Most of these properties were acquired by Baytex through its acquisition of Triumph Energy Corporation in early 2001 and have since been the subject of extensive development drilling activities. Baytex has retained certain assets in this area for future exploration and development purposes.

Upon closing of this transaction, Baytex intends to use the proceeds for debt reduction and general corporate purposes.  The Company is excited by the additional financial flexibility created by this transaction.  Together with the most successful winter gas drilling program in the Company’s history and commodity prices exceeding budget expectations, Baytex is well positioned to deliver superior return to its shareholders.

Baytex Energy Ltd. will announce its year-end earnings results for 2002 on Wednesday, March 12, 2003 at approximately 7:00 a.m. Calgary time (9:00 a.m. EST).  A conference call for analysts and investors has been scheduled for the same day at 2:00 p.m. Calgary time (4:00 p.m. EST).  The conference call dial in number is 1-800-440-1782.  A replay of the call will be available for two weeks starting at 4:00 p.m. Calgary time (6:00 p.m. EST), March 12, 2003 by calling 1-800-558-5253, Access Code 21123278 or on Baytex’s website at www.baytex.ab.ca.

Baytex is an intermediate oil and gas exploration and production company whose shares are traded on The Toronto Stock Exchange under the trading symbol “BTE”.

FOR DETAILED INFORMATION, PLEASE CONTACT:

Dale Shwed, President and C.E.O.
Telephone: (403) 750-1241

Ray Chan, Senior Vice-President and C.F.O.
Telephone: (403) 267-0715

Website: www.baytex.ab.ca